

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 21, 2010

Mr. Qingqing Wu
Chief Executive Officer
Vlov, Inc.
11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124
Hubin Bei Road, Siming District, Xiamen, Fujian Province
People's Republic of China
(86592) 2345999

> **RE:** **Vlov, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 17, 2009**
> **File No. 333-163803**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-53155**

Dear Mr. Wu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed May 24, 2010

General

1.   We note the statement on page 29 that it is your intention "to transfer all of the business operations currently conducted by Yingin Jinduren to China Dong Rong sometime in

2010." Please revise the summary and where appropriate to address any arrangements or understandings with respect to the intended transfer. Explain why you are undertaking the transfer at this point in time.

Prospectus Cover Page

2.   Please revise to identify the offering price of the securities. See Item 501(b)(3) of Regulation S-K. With a view to disclosure, advise us of the approximate average weekly trade volume of your shares and whether you believe the recent $5.50 market price is indicative of the offering price given the substantial dilution and conversion price ($2.85) and exercise price ($3.43) of the convertible securities involved.

Risk Factors, page 3

3.   We note the revised risk factor on page six regarding the loss of your chief executive officer and other key personnel. In this regard, we note that you no longer refer to Mr. Fengfei Zeng, your former Chief Designer. Please revise to address whether he no longer works for you and update the risk factor and other disclosure as appropriate.

4.   We note your response to prior comment four and your revised risk factor "Our business could suffer from the financial instability of our distributors." It appears that the financial instability of one of your distributors would impact both your revenues and potentially create credit exposure. Revise to clarify the potential credit exposure in this risk factor or advise us why such revision is unnecessary.

5.   We note your response to prior comment five from our letter dated January 15, 2010, and the statement that four distributors each accounted for over 10% of sales. Currently the risk factor "We depend on our distributors for our sales …" addresses three such distributors. Please revise to address all distributors who individually represented more than 10% of your sales for the year ended December 31, 2009 or advise.

6.   Please revise your risk factors on page eight under "Risks Related to Our Corporate Structure" to describe in more detail the potential impact associated with each material risk. For example, it appears you would have no or minimal operations or assets if the PRC revokes Yinglin Jinduren's business license; you would experience material adverse tax and other consequences if the PRC finds that Yinglin Jinduren is a resident enterprise; and you would have no or minimal operations or assets if the PRC invalidates significant provisions of your contractual arrangements, or takes other actions inconsistent with the intent of HK Dong Rong and Yinglin Jinduren. Please revise accordingly.

Plan of Distribution, page 27

7.   Please disclose the per share sale price associated with your November 17, 2009 preferred share financing and December 1, 2009 common share financing.

8.   Please disclose the names of the two parties who provided you with the bridge loan
        financing and disclose the date the financing closed. Revise to indicate the purpose of the
        financing and address the relationship, if any, to your share exchange transaction. In this
        regard your discussion should address clauses B(1)(d) and C(2) of the Bridge Loan
        Financing Agreement filed as Exhibit 10.12 to your Form 10-K for the year-ended
        December 31, 2009.

Business, page 28

9.   We reissue prior comment 12 from our letter dated January 15, 2010. Please revise to
        reconcile your disclosure to the information in the Schedule 14F-1 filed on September 9,
        2008. For example, you indicate that MMH Group, LLC held 122,800 shares
        immediately prior to the exchange transaction. Please revise accordingly.

10.   Please disclose the amount of dividends paid and to whom, immediately preceding your
        exchange transaction.

11.   Please revise the description of your corporate structure to briefly explain why you are
        established as a Nevada corporation with indirect operating subsidiaries. In this regard,
        in light of the limitations on foreign ownership and transfers, please address the
        significant securityholders' ownership of the PRC operating entity as well as the offshore
        entities that have contractual arrangements designed to control the PRC operating entity.

12.   Please add a statement under "Contractual Arrangements with Yinglin Jinduren and its
        Owners" indicating who owns Yinglin Jinduren.

13.   Please clarify your page 29 statements that your "contractual arrangements constitute
        valid and binding obligations … [and] are enforceable and valid in accordance with the
        laws of the PRC" to clarify that you have received an opinion of counsel to this effect.

14.   For each of the agreements discussed on pages 29-30, revise to address the term of the
        agreement using specific language. For example, on page 30 you indicate that the
        operating agreement term "is the maximum period of time permitted by law" without
        stating what the actual maximum time is. Please revise or advise.

15.   Also, with respect to the rights of shareholders, please revise to describe the principal
        differences between actual equity ownership and the "arrangements designed to mimic
        equity ownership."

16.   With respect to prior comment 15, we note that you still qualify disclosure "to the extent
        permitted under Chinese law" on page 30. With a view to disclosure, advise if the plain
        reading of the law at issue would seem to render the pledged shares and option agreement
        for the benefit of your offshore subsidiary unenforceable.

17.   With respect to prior comment 16, please briefly describe the timeframe and process for foreign entities such as HK Dong Rong to submit a dispute for arbitration before the China International Economic and Trade Arbitration Commission. Currently it is unclear how time consuming or costly it would be for your subsidiary to address disputes relating to the net income calculation or other terms of the contractual provisions. Please consider revised risk factor disclosure.

18.   Please revise to summarize the terms of "Yinglin Jinduren's governing charters."

Management's Discussion and Analysis, page 42

19.   We note your response to prior comment 20 and reissue the comment. Please revise your Management's Discussion and Analysis accordingly.

General

20.   We note the slide show presentation filed with your Form 8-K on March 8, 2010. Please revise here or where appropriate to address the growth initiatives discussed at this presentation or advise.

Results of Operations

21.   Please revise your disclosure to address the Other Expenses/(Income) line item.

Executive Compensation, page 53

22.   Please revise footnote one to clearly indicate that you have presented all of Mr. Wu's compensation in the table for the relevant period, including amounts paid to him by Yinglin Jinduren. Also, in the past we note that you have paid dividends to Mr. Wu and that this cash flow reduced the need for him to have a salary from you. In light of your discontinuation of the dividend, please revise to address your plans with respect to Mr. Wu's compensation, including whether there are any plans in place to replace lost dividends.

Certain Relationships and Related Party Transactions, page 57

23.   We note your disclosure here and under your Liquidity and Capital Resources, indicating that $2.4 million in offering proceeds was converted and "held in trust in a personal RMB account of Mr. Qingqing Wu, your chief executive." With a view to disclosure, advise us of the reasons for and risks associated with this practice.

24.   Revise to explicitly state the percentage and amount of shares owned by Pope Investments and MMH Group immediately prior to the exchange transaction.

25.   We note your statement that you do not believe that Pope Investments, MMH Group, or Ancora are promoters. Please provide us with an analysis supporting this conclusion. In this respect reference is made to the terms of the bridge loan agreement filed with your Form 10-K. Your attention is also directed to prior comment 31 from our letter dated January 15, 2010.

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 60

26.   Please include a statement, if true, explaining that the pre-split as adjusted share prices do not represent actual inter-dealer quotations for the period presented.

Index to Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2010 and 2009 (Unaudited), page F-4

27.   We note that you classified the director's repayment of $2,428,000 as cash provided by *investing activities* for the three months ended March 31, 2010. We further note that you classified the $2,428,000 due from your director as cash used in *financing activities* for the year ended December 31, 2009. Please revise your statements of cash flows to classify this amount in a consistent manner and update your related disclosures, as necessary.

Notes to Consolidated Financial Statements (unaudited), page F-5

28.   We note your disclosure on page F-33 of the registration requirements resulting from your preferred shares and common shares financing transactions and the $300,000 accrual for estimated liquidated damages you expect to pay to the purchasers. Please revise to also provide the registration payment arrangements disclosures in the notes to your March 31, 2010 financial statements pursuant to FASB ASC 825-20-50.

Notes to Consolidated Financial Statements, page F-23

(1) Summary of Significant Accounting Policies, page F-23

29.   Please tell us whether any of the following costs are excluded from cost of sales: inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of your distribution network. If any of these expenses are excluded from cost of sales, please disclose that fact in a footnote and quantify the expenses and identify the income statement line items in which the expenses are included for each period. In addition, disclose in MD&A that your gross profit margins may not be comparable to those of other retail entities since some retail entities include all of their distribution network costs in cost of sales and others, like you, exclude a portion from gross margin and include the expenses in another statement of operations caption.

(a) Description of business and organization, page F-23

30.   We note that China Dong Rong was incorporated on November 19, 2009 with registered capital of $8 million of which $4 million has been contributed and the remaining $4 million will be contributed within two years after the date of incorporation. Please tell us how you accounted for the subscribed stock, including any impact on earnings per share, in your December 31, 2009 and March 31, 2010 financial statements. Include the applicable accounting guidance you followed in your response.

(e) Revenue Recognition, page F-25

31.   We note in your response to comment 41 of our January 15, 2010 letter that from 2007 to 2009 distributors were given sales discounts and allowances of approximately $402,000, $510,000 and $623,000, respectively. Please tell us the amount of *sales returns* that you have accepted during 2007, 2008, and 2009 and tell us if sales returns are also included in the sales discounts and allowances given to distributors.

(3) Trade Deposits Paid, page F-30

32.   We note your disclosure that trade deposits have been fully utilized as of March 31, 2010. Please reconcile this disclosure to the trade deposits of $333 on your March 31, 2010 balance sheet or revise your disclosures, as necessary.

(8) Related Party Transactions, page F-31

33.   We note that Mr. Wu is in the process of transferring the four trademarks to the Company. Please tell us if you reasonably expect to provide consideration to Mr. Wu upon his transfer of the four trademarks to the Company or if it will be a nonmonetary transaction. Also quantify for us the amount of expected consideration to be provided, if applicable, and tell us how you will account for this transfer transaction.

(9) Sale of Preferred Stock, Common Stock and Warrants, page F-31

34.   We note the $1.973 million (initial closing) and $2.030 million (final closing) that was allocated to the beneficial conversion feature on the preferred shares. Please disclose how you determined the amounts allocated to the beneficial conversion feature in accordance with FASB ASC 470-20-30-3 through 30-8, and provide us with your supporting calculations. In addition, tell us how you considered FASB ASC 260-10-45-40 in treating the beneficial conversion charges in your calculation of diluted earnings per share

(14) Earnings Per Share, page F-35

(b) Diluted, page F-36

35.   We note your disclosure on page 13 that full conversion and exercise of the outstanding series A convertible preferred stock and warrants would have increased the outstanding common shares as of May 10, 2010, by approximately 25% to approximately 20.96 million shares. Please revise the footnotes to each set of financial statements filed with your Form S-1/A to include all of the disclosures required by FASB ASC 260-10-50-1, as applicable.

36.   We note that preferred shares as converted to common stock have been excluded from the diluted earnings per share because to do so would be antidilutive. Please explain to us why the convertible preferred stock would be antidilutive.

(15) Income Taxes, page F-36

37.   We note your response to comment 43 of our January 15, 2010 letter. Please advise us of the following:

   a. Tell us the amount of additional income tax, in U.S. dollars, for the year ended 2008 that you recorded in 2009;

   b. Further explain to us what the tax adjustment represents and tell us what information became available once the tax assessment for 2008 was finalized in 2009;

38.   Tell us how you considered FASB ASC 250-10 in your determination that the tax adjustment represents a change in accounting estimate, as opposed to an error correction.

Part II

Item 15

39.   We note the issuance of a common stock purchase warrant on April 16, 2010 for consulting and advisory services. Please revise to indicate the exemption relied upon for these issuances and advise us if you filed the warrant agreement as an exhibit.

Exhibits

40.   Pleas revise your 5.1 opinion to indicate the state law covering your legality opinion. Also, it is unclear why you do not opine on whether the currently outstanding shares "are" instead of "will be legally issued…" Please revise or advise.

41.   Also, we note the opinion indicates that it is counsel's opinion that the shares "now issued will be…" It is unclear whether the opinion addresses all of the shares being registered pursuant to the offering. Please revise or advise.

Exhibit 99.1

42.   We note your response to prior comment seven and the legal opinion filed as exhibit 99.1. Please provide an opinion with the appropriate consent. Also, the opinion should not include the last sentence or otherwise limit the ability of potential investors to rely on it.

Form 10-K for Fiscal Year Ended December 31, 2009

General

43.   Please note the compliance date associated with SEC release No. 9089 (Dec. 16, 2009) and revise your document throughout as appropriate. We note, for example, that on page 42 you indicate that none of your officers and directors has been involved in certain proceedings for a period of five years. Revised Item 401(f) of Regulation S-K requests information for the past ten years. In addition, it does not appear that you have provided all of the disclosure requested by Item 401(e). Please revise as appropriate.

Item 9A. Controls and Procedures, page 39

Management's Annual Report on Internal Control over Financial Reporting, page 39

Accounting and Finance Personnel Weaknesses, page 40

44.   We note in reaching your conclusion that internal control over financial reporting ("ICFR") was ineffective as of December 31, 2009, you considered how appropriately you complied with U.S. GAAP in accounting for transactions and how accurately you prepared supporting information to provide to your independent auditors on a quarterly and annual basis. We believe your current disclosure does not provide adequate information to allow investors to evaluate whether the control weaknesses have a pervasive impact on the Company's ICFR or financial reporting when making investment decisions. Please revise to further describe the cause of the control deficiency, the nature of the material weakness, and the control deficiency impact on the Company's ICFR or financial reporting. Refer to SEC Release No. 33-8810 for additional guidance.

Section 16(a) of the Exchange Act, page 44

45.   Please revise to provide all of the information required by Item 405(a)(2) for Mr. Hayden.

Exhibits

Exhibit 10.12

46.   Your exhibit makes reference to a Schedule A which does not appear to have been filed. Please revise to file this exhibit in its entirety.

Items 7.01 and 9.01 Form 8-K filed March 8, 2010

Ex. 99.1

47.   We note your revenue ($57,677), gross profit ($20,665), operating income ($14,985), and net income ($11,065) for the nine months ended September 30, 2009 on the slide titled Financial Performance. Please explain to us why these amounts differ from the September 30, 2009 financial statements filed with your September 30, 2009 Form 10-Q and your Registration Statement on Form S-1, and revise as necessary.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc.   Kevin K. Leung
        (310) 208-1154